MIRANDA GOLD
C O R P.

5900 Philoree Lane
Reno, Nevada 89511
USA

FACSIMILE

Page(s) including this cover sheet 10

Date: **March 31, 2008**

To: **George Schuler**
Fax: **202 772 9368**

From: **Ken Cunningham**

Re: **Responses to Staff Comments**

Following this cover is Miranda's response to Staff Comments dated March 30, 2008 as pertaining to our From 20-F filed January 25, 2008.



Tel: (775) 849-2347
Fax: (775) 849-2336

Email: mad4au@gmail.com
Website: www.mirandagold.com

Miranda Gold Corp.

Unit 1 – 15782 Marine Drive

White Rock, B.C. V4B 1E6

Phone: 604-536-2711 Fax: 604-536-2788

March 31, 2008

To: UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
        100F Street, N.E.
        Washington, D.C. 20549
        Mail Stop 7010

From: MIRANDA GOLD CORP.
        Unit 1 – 15782 Marine Drive
        White Rock, British Columbia
        Canada V4B 1E6

Re: Miranda Gold Corp.
        Reponses to Staff Comments dated March 20, 2008
        To Form 20-F for Fiscal Year Ending August 31, 2007
        Filed January 25, 2008

Ladies and Gentlemen:

Miranda Gold Corp. (the "**Company**") filed a Form 20-F for the Fiscal Year Ending August 31, 2007 on January 25, 2008 and the staff of the Securities and Exchange Commission issued a comment letter dated March 20, 2008 (the "**March Staff Comments**"). The following are the March Staff Comments and the Company's responses thereto. References to page numbers in this memorandum are to page numbers in the Company's Form 20-F filed on January 25, 2008.

Form 20-F for Fiscal Year Ending August 31, 2007
Engineering Comments
General

Staff Comment No. 1:

We note your website contains disclosure about adjacent or other properties on which you appear to have no right to explore or mine. Accordingly, it would be helpful for you to include the following cautionary language along with such information:

"This website contains information about properties which we have no right to explore or mine. We advise U.S. investors that the SEC's mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest. U.S. investors are

Page 2 Miranda Gold Corp. March 31, 2008 response to the SEC

cautioned that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties."

Please indicate the location of this disclaimer in your response.

Company's Response

The Company has added the following cautionary language to the disclaimer on the Company's web site that may be read by clicking a link on the home page www.miranda gold.com.

"This website contains information about properties which we have no right to explore or mine. We advise U.S. investors that the SEC's mining operations disclosure guidelines generally preclude disclosing information of this type in documents filed with the SEC as we must focus on properties in which we do have an interest. U.S. investors are cautioned that mineral deposits on adjacent properties are not necessarily indicative of mineral deposits on our properties."

Fuse (East and West), Eureka County, Nevada, page 25

Staff Comment No. 2:

We note you discuss your mining claims for Fuse (East and West) and other projects, but do not provide certain details about or explain the basis for your mineral rights. Please disclose the following information for each of your properties:

- The nature of your ownership or interest in the property.

- A description of all interests in the properties, including the terms of all material underlying agreements.

- The type of claims, such as placer or lode, State or Federal, and means by which the claims are held (e.g. under leases or other mining concessions).

- Identifying information, such as the property names, claim numbers, grant numbers, mining concession name/number, and dates of recording and expiration, which is sufficient to enable the claims to be distinguished from other claims that may exist in the area.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments.

- The area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Page 3 Miranda Gold Corp. March 31, 2008 response to the SEC

Company's Response

The projects held under agreements are currently fully described within the project description of each of the Company's projects as well as in the notes to the financial statements. However, in addition to the mining lease agreements the Company holds Federal Lode claims on each of our projects.

The Company has prepared a summary table shown below that identifies the nature of our ownership or interest in the property, describes our interest in the properties, describes the type, names, number, unique identifying numbers and the approximate size in acres of each of the claims.

The Company will take care to include this information in the future and suggests that the clearest method to provide this detailed information will be to present a table after the first paragraph that follows the heading; **D. Property - Overview of Projects**

The following is a description of our properties with a location map and the nature of our interests in such properties. All of Miranda's projects are accessible by road. The notes and schedules to our consolidated financial statements provide the details of acquisition and exploration expenditures on each of our mineral properties.

Property	Ownership/Owner	Lease Terms	Type of Claim	Claim Names	No. of Claims	BLM Serial #s	Acres (approx)
Red Canyon	Leased/Red Canyon LLC	see project description	Federal Lode - BLM	ICE	237	342174-314	4,740
						371945-74	
						454017-29	
						692725-51	
Redlich	Miranda subject to NSR	see project description	Federal Lode - BLM	Red	12	891145-56	240
				Ready	6	891157-891162	120
				Set	171	863665-726, 889461-517, 944138-189	3,420
Red Hill	Leased/Nevada North	see project description	Federal Lode - BLM	RH	52	831379-430	1,040
				RP	27	831504-29, 847956	540
Coal Canyon	Leased/Nevada North	see project description	Federal Lode - BLM	Coal	64	847957-8020	1,280
Cono	Leased/Nevada North	see project description	Federal Lode - BLM	Cono	73	831431-503	1,460
BPV	Leased/Nevada North	see project description	Federal Lode - BLM	BPV	43	838260-300, 847954-55	860
Fuse E and W	Miranda		Federal Lode - BLM	Fuse	193	889518-889710	3,860
Horse Mountain	Leased/Miller	see project description	Federal Lode - BLM	Mill-B	82	702149-57, 703197-266, 735516-18	1,640
				Rum Dreams	28	703211-53, 703197-266	560
				CMX	14	72976-77, 733225-27	280
				RDA	5	822319-23, 817783-86	100
				HTM	10	817091-99	200
				HMF	20	915378-915397	400
Ettu	Miranda		Federal Lode - BLM	Ettu	28	887371-98	560
Dame	Miranda		Federal Lode - BLM	Dame	150	897160-368	3,000
Iron Point	Lease/McClusky, Miranda	see project description	Federal Lode - BLM	MIP	28	860188-215	560
				Av Ovo	80	893361-450	1,600
				JTK	36	908688-723	1,760
				IP	34	921955-88	680
PPM	Miranda		Federal Lode - BLM	PPM	44	921911-54	880
Angel Wing	Leased/Kuzma	see project description	Federal Lode - BLM	Angel Wings	89	854948-77, 930074-130	1,780
Lookout	Miranda		Federal Lode - BLM	LK	162	385945-386132	3,240

Page 4 Miranda Gold Corp. March 31, 2008 response to the SEC

PPM, Humboldt County Nevada, page 28

Staff Comment No. 3.

> We note your disclosure in this section, referring to mines and other mineral properties that exist in the area of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity of these mines and properties. Please limit your disclosure to geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine.

Company response:

> We will limit our future disclosure in this section to geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine.

Angel Wings, Elko County, Nevada, page 28

Staff Comment No. 4.

> We note you refer to returned assays ranging from 0.010 to 2.700 ounces of gold per ton, without explaining how the results are distributed within the range. When reporting the results of sampling and chemical analyses, we believe the following points regarding mineralization of existing or potential economic significance on your property would be consistent with the requirements of Instruction 1(a) to Item 4.D of Form 20-F:

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from".

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

Page 5 Miranda Gold Corp. March 31, 2008 response to the SEC

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid adjectives such as high-grade or ore-grade in describing results, where a statistical basis for general characterization has not been established.

Please submit the disclosures you believe would be responsive to this guidance.

Company response:

We have reviewed the disclosure Instruction 1(a) to Item 4.D of Form 20-F and provide the following black-lined amendments to our disclosures would we believe are responsive to this guidance.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

  Sample analysis at Angel Wing with measured sample width is provided in the table in the revised disclosure

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
  The sample analysis provided in the table in the revised disclosure does not include grab or dump samples

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.

  The highest value has been put in context of other measured width sample population. The distribution of values within a range can be observed in the table of sample assays. A balanced disclosure of drill results are also provided in table form.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from".

  These references have been noted in the black-lined amendments

- Eliminate statements containing grade and/or sample-width ranges.

  These references have been noted in the black-lined amendments

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

  Aggregated sampling (multiple samples across a vein) pertains to only one sample area. A weighted average for this series of samples has been noted in the black-lined amendments

Page 6 Miranda Gold Corp. March 31, 2008 response to the SEC

- Generally, use tables to improve readability of sample and drilling data.

  A table of measured length samples and a table of mineralized drill intercepts have been included in the black-lined amendments to provide balanced disclosure of both sample and drill results.

- Soil samples may be disclosed as a weighted average value over an area.

  Soil sampling is not discussed in the Angel Wings disclosure in the Form 20-F however general references to anomalous samples on the Company's web site will be revised to conform to this guidance

- Refrain from reporting single soil sample values.

  No single soil sample values are reported in the Form 20-F disclosure or the Company's web site disclosure

- Convert all ppb quantities to ppm quantities for disclosure.

  This conversion was performed in the black-lined amendments

- Avoid adjectives such as high-grade or ore-grade in describing results, where a statistical basis for general characterization has not been established.

  These references have been noted in the black-lined amendments

Black-lined amendment:

"In September 2005, Miranda staked claims on northern projections of the veins system at Angel Wings.

On October 27, 2005 Miranda entered into a 20 year mining lease with Greg and Heidi Kuzma for 30 unpatented lode mining claims from a private party with a sliding production royalty between 2% to 4% depending on the price of gold, for advance minimum royalty payments payable in stages over 20 years, totaling US$1,540,000. On December 19, 2006 the agreement was amended so that the number of claims was increased from 30 to 87 and Miranda now has the option to buy up to two percentage points of the NSR for US$1,000,000 per percentage point. However, the NSR shall never drop below 1% regardless of the price of gold.

On May 17, 2007 Miranda entered into an exploration and option to joint venture agreement with White Bear on the Angel Wings property.

The Angel Wings property contains high-grade, gold-bearing, epithermal veins.

Miranda geologists, on behalf of White Bear conducted a geologic mapping, systematic soil sampling and rock-chip sampling and interpreted a 420 station property wide gravity survey in 2007. These data will be compiled with previous exploration results to identify opportunities worthy of follow-up drilling in early 2008.

Page 7 Miranda Gold Corp. March 31, 2008 response to the SEC

The Angel Wings property contains two styles of epithermal gold mineralization associated with a 6-mile long, northeast-striking structural zone.   The first style, with ~~high-grade~~, gold-bearing, epithermal veins, occurs within a carbonate window eroded through a large volcanic-hosted alteration cell. The poorly exposed veins are from a few inches to over~~up to~~—10 feet wide and trend northerly through silicified carbonate rocks for 2.5 miles. Select ~~channel~~ "panel" samples, from steeply dipping quartz-calcite-adularia veins ~~; returned assays ranging from 0.010 to 2.700 ounces gold per ton.   The high-grade veins remain untested in a zone measuring one mile along strike, 1,200 feet wide and at depth~~ are provided in the following table:

Sample #	Sample Width	Type	Au ppm	Ag ppm	Comment
AWJS01	4 inches	PANEL	16.920	>60	*AWJS 01-04 across >=24" vein
AWJS02	8 inches	PANEL	0.145	2.6	*AWJS 01-04 across >=24" vein
AWJS03	6 inches	PANEL	47.900	>60	*AWJS 01-04 across >=24" vein
AWJS04	4 inches	PANEL	0.223	2.3	*AWJS 01-04 across >=24" vein
479154	4 inches	PANEL	93.800	554	nple near AWJS03
AWJS05	6 feet	PANEL	0.053	1	
AWJS07	2 feet	PANEL	0.300	36	
AWJS10	4 feet	PANEL	0.028	1.7	
AWJS11	3 feet	PANEL	1.321	7.5	.ll portion of ~10' vein
AWJS12	4 feet	PANEL	0.945	4.5	wall to above vein
AWJS13	5 feet	PANEL	0.025	0.8	wall portion of ~10' vein
AWJS14	4 feet	PANEL	1.530	20.7	g wall to above vein
AWJS15	2 feet	PANEL	12.750	57.9	g wall to above vein
AWJS16	8 feet	PANEL	0.471	0.9	ig strike to south
AWJS17	4 feet	PANEL	0.214	0.9	ig strike to south
AWJS18	4 feet	PANEL	0.226	0.5	ig strike to south

The weighted average grade for samples AWJS01 through AWJS04 is 16.23ppm over sample width of 22 inches across the vein.

The veins remain untested in a zone measuring one mile along strike, 1,200 feet wide and at depth.

Surface sampling in 2007 also identified a ~~the~~ second style disseminated, sediment-hosted gold mineralization ~~with grades up to 0.044 ounces gold per ton~~ in silicified and clay-altered Paleozoic rocks. Shallow drilling by previous exploration companies for disseminated gold reported intersecting 0.047 ounces gold per ton over 50 feet in drill hole DC-7. A summary of all drilling results are provided in the following table:

Page 8 Miranda Gold Corp. March 31, 2008 response to the SEC

Drill hole	Depth	intercepts > 0.050 ppm	intercepts > 0.100 ppm
DC-1	395	20' @ .073ppm	
DC-2	475	20' @ .54ppm incl 10'@ 1.02ppm	10' @ 1.02ppm
DC-3	405		
DC-4	405	10' @ .57ppm	
		35' @ .47ppm incl 5' @ 1.26ppm	30' @ 539ppm incl 5' @ 1.26ppm
DC-5	185	75' @ .178ppm	50' @ .217ppm
DC-6	365	50' @ .139ppm	40' @ .154ppm
DC-7	498	130' @ .69ppm incl 30' @ 2.58ppm	50' @ 1.64ppm incl 30' @ 2.58ppm
DC-8	135	35' @ .065ppm	
DC-9	355	20' @ .738ppm incl 5' @ 1.34ppm	15' @ .967ppm incl 5' @ 1.34ppm
DC-10	405	40' @ .224ppm	35' @ .242ppm
DC-11	460	10' @ .078ppm	
DC-12	445	25' @ .129ppm	5' @ .315ppm
DC-13	455	30' @ .163ppm	20' @ .201ppm
DC-14	485	30' @ .078ppm	
DC-15	305		
DC-16	305		
DC-17	375	10' @ .093ppm	
		65' @ .077ppm	
DC-18	315	35' @ .111ppm	
DC-19	540	10' @ .775ppm incl 5' @ 1.43ppm	10' @ .775ppm incl 5' @ 1.43ppm
DC-20	500	10' @ .398ppm	10' @ .398ppm
DC-21	500	15' @ .403ppm incl 5' @ 1.04ppm	10' @ .57ppm incl 5' @ 1.04ppm
DC-22	600	5' @ .655ppm	5' @ .655ppm
DC-23	400	20' @ .086ppm	
		20' @ .131ppm	5' @ .31ppm
DC-24	400	25' @ .065ppm	
DC-25	400	20' @ .124ppm	15' @ .135ppm
DC-26	400		
DC-27	340		
DC-28	520	5' @ .12ppm	5' @ .12ppm
DC-29	430	5' @ .13ppm	5' @ .13ppm

Both styles of gold mineralization will be evaluated with the current exploration program."

Closing Response

The Company hereby acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Page 9 Miranda Gold Corp. March 31, 2008 response to the SEC

Please contact Doris Meyer at 604-536-2711, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.

Yours truly,

MIRANDA GOLD CORP.



Ken Cunningham
President and Chief Executive Officer